AB 3/16

KH 3/3

SEC Mail Processing Section

FEB 24 2012

Washington, DC 123

SECU [redacted] SSION

12011921

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67241

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHARTWELL ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 SEVENTH AVENUE, 40TH FLOOR
(No. and Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN DE LANDE LONG, PRESIDENT (212)707-8233
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICH AND BANDER, LLP
(Name – *if individual, state last, first, middle name*)

15 WEST 28TH STREET, SUITE 7A	NEW YORK	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JD 3/12/12

OATH OR AFFIRMATION

I, JOHN DE LANDE LONG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHARTWELL ADVISORS LLC, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

ISIS Y. MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6214877
Qualified in New York County
Commission Expires December 21, 2013

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

CHARTWELL ADVISORS, LLC
REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a5 of
The Securities Exchange Act of 1934
SEC File No. 8-67241

FOR THE YEAR ENDED DECEMBER 31, 2011

CHARTWELL ADVISORS, LLC
TABLE OF CONTENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

Independent Auditors' Report

To the Member of
Chartwell Advisors, LLC
New York, NY

We have audited the accompanying statement of financial condition of Chartwell Advisors, LLC of December 31, 2011, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chartwell Advisors, LLC of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Rich and Bander, LLP

New York, NY
February 3, 2012

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
TEL: (646) 843-9913 FAX: (646) 218-4132 EMAIL: INFO@RICHANDBANDER.COM

CHARTWELL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS		
Current assets		
Cash and cash equivalents	$	20,502
Accounts receivable		2,186
Total current assets		**22,688**
Other assets		
Deposit		1,426
Total other assets		**1,426**
TOTAL ASSETS	**$**	**24,114**
LIABILITIES AND MEMBER'S EQUITY		
Current liabilities		
Accounts payable and accrued expenses	$	10,700
Due to Chartwell Advisors, Inc.		500
Total current liabilities		**11,200**
Member's equity		12,914
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**24,114**

The accompanying notes are an integral part of these financial statements.

CHARTWELL ADVISORS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenue	
Fee income	$ 161,269
Expenses	
Rent and utilities	6,000
Audit fees	4,270
Consulting fees	2,299
Regulatory and compliance	2,028
Bank charges	429
Insurance	368
Other expenses	791
	16,185
Net income	$ 145,084

The accompanying notes are an integral part of these financial statements.

CHARTWELL ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

Balance at January 1, 2011	$	11,958
Member contributions		-
Net income		145,084
Member distributions		(144,128)
Balance at December 31, 2011	**$**	**12,914**

The accompanying notes are an integral part of these financial statements.

CHARTWELL ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:	
Net income	$ 145,084
Adjustments to reconcile net income to net cash flows provided by operating activites:	
(Increase) decrease in operating assets:	
Accounts receivable	67
Deposit	(800)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	664
Due to Chartwell Advisors, Inc.	500
Total adjustments	431
Net cash provided by operating activities	145,515
Cash flows from financing activities:	
Member distributions	(144,128)
Net cash used in financing activities	(144,128)
Net increase in cash and cash equivalents	1,387
Cash and cash equivalents, beginning of year	19,115
Cash and cash equivalents, end of year	$ 20,502
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Chartwell Advisors, LLC (the "Company"), a single member limited liability company, was formed on January 3, 2006 in the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) on February 14, 2006 and became a member of the Financial Industry Regulatory Authority (FINRA) on July 20, 2006. The Company introduces high net worth and accredited individuals, as well as institutional clientele seeking investments mainly to pooled investment vehicles.

Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Cash and Cash Equivalents

For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Accounts Receivable

Fee income earned but not yet received that is expected to be collected within one year is recorded as accounts receivable at net realizable value. If amounts become uncollectible, they will be charged to operations when that determination is made.

Member Contributions

The sole member has made contributions to the Company. No additional contributions shall be required of the sole member unless required to maintain minimum net capital requirements. The sole member shall have no liability or obligation for any debts, liabilities or obligations of the Company beyond the member's respective contributions.

Revenue Recognition

Fee income, which includes management and performance fees, is recognized when the transaction closes and realization is reasonably assured. Recognition of performance fees is governed by agreement with fund managers. Performance fees for 2011 were recognized based on the annual appreciation of the funds held at year-end.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Income Taxes

The Company is a single member LLC and is treated as a disregarded entity for income tax purposes. Therefore, no provision has been made in the accompanying financial statements for federal, state and local income taxes as all income is allocated to the sole member.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Date of Management's Review

Management has evaluated subsequent events through February 3, 2012, which is the date the financial statements were available to be issued.

2) FAIR VALUE MEASUREMENTS

The Company has a number of financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2011, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying statement of financial position. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

3) ACCOUNTS RECEIVABLE

Accounts receivable represents fee income earned but not collected as of the financial statement date. These amounts are generally collected within one year. The Company believes its receivables to be fully collectible; accordingly, no allowance for doubtful accounts was recorded for the year ended December 31, 2011.

4) RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement (the "Agreement") with Chartwell Advisors, Inc. (the "sole member") dated January 1, 2007, the sole member provides all support services for the Company including, among others, management services, office space and utilities in the normal course of business.

The Company pays the sole member $500 per month as compensation for the above mentioned services. For the year ended December 31, 2011, total fees incurred in relation to the expense sharing agreement was $5,500. The total amount owed to Chartwell Advisors, Inc. as of December 31, 2011 was $500.

5) CONCENTRATION OF RISKS

The Organization maintains its cash balances at a major financial institution. As of December 31, 2011, the cash balances are fully insured by the Federal Deposit Insurance Corporation ("FDIC"). The FDIC's temporary unlimited coverage is scheduled to remain in effect until December 31, 2012.

The Company earned fees solely from three entities which contributed approximately 21%, 38% and 41%, respectively.

6) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $9,302 which is $4,302 in excess of required net capital of $5,000. The Company's net capital ratio at December 31, 2011 is 1.20 to 1.

7) ANNUAL REPORT ON FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

CHARTWELL ADVISORS, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2011

Total member's equity		$	12,914
Non-allowable assets, deductions and charges:			
Accounts receivable	2,186		
Deposit	1,426		
Total non-allowable assets, deductions and charges			3,612
Net capital		$	9,302
Computation of basic net capital requirements			
Minimum net capital required (6 2/3% of aggregate indebtedness of $11,200)		$	747
Minimum dollar net capital requirement			5,000
Minimum capital required			5,000
Excess net capital		$	4,302
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)		$	8,182
Computation of aggregate indebtedness			
Total aggregate indebtedness in the statement of financial condition		$	11,200
Percentage of aggregate indebtedness to net capital			120%
Ratio of aggregate indebtedness to net capital			1.20 to 1

See the accompanying notes to the financial statements.

CHARTWELL ADVISORS, LLC
SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT
FOR THE YEAR ENDED DECEMBER 31, 2011

Net capital, as reported in Company's Part IIA unaudited Focus Report	$	9,302
Net capital, per report pursuant to Rule 17a - 5(d)	$	9,302

Reconciliation With The Company's Computations:

A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there were no material differences between the computations of aggregate indebtedness and net capital as computed above and the computation by the Company included in Form X-17A-5 as of December 31, 2011, filed on January 17, 2012.

CHARTWELL ADVISORS, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2011

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

See the accompanying notes to the financial statements.

CHARTWELL ADVISORS, LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2011

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

See the accompanying notes to the financial statements.

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

To the Member of
Chartwell Advisors, LLC
New York, NY

In planning and performing our audit of the financial statements of Chartwell Advisors, LLC (the "Company") for the year ended December 31, 2011 (on which we issued our report dated February 3, 2012), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
TEL: (646) 843-9913 FAX: (646) 218-4132 EMAIL: INFO@RICHANDBANDER.COM

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3 (Cont'd)

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Rich and Bander LLP

New York, NY
February 3, 2012